Exhibit 99.1

Millicom’s (Tigo) Independent Committee Reviewing
Revised Tender Offers from Atlas Luxco S.à r.l

Luxembourg, August 06, 2024 – On August 2, 2024, Atlas Luxco S.à r.l (“Atlas”) announced that it has increased the offer price in its tender offers to acquire all outstanding common shares and SDRs in Millicom International Cellular S.A. (“Millicom”, and all such common shares and SDRs collectively, the “Shares”, and holders of common shares and SDRs are collectively referred to as “Shareholders”) that Atlas and its affiliates do not currently own from USD $24.00 to USD $25.75 per Share (the “Revised Offers”).

As previously announced on July 15, 2024, a committee of independent members of Millicom’s Board of Directors (the “Independent Committee”) unanimously determined that Atlas’ original tender offers at the original offer price of USD $24.00 per Share significantly undervalued Millicom and unanimously recommended that Millicom’s Shareholders reject the original tender offers and not tender their Shares.

The Independent Committee will carefully review the Revised Offers in accordance with its duties under applicable laws and regulations and will advise Millicom’s Shareholders of its recommendation regarding the Revised Offers. The Independent Committee intends to announce its recommendation regarding the Revised Offers within the next five business days.

The Independent Committee recommends that Millicom Shareholders take no action at this time pending the Independent Committee’s review and evaluation of the Revised Offers and its announcement of its recommendation regarding the Revised Offers.

Advisors

Nordea Bank Abp, filial i Sverige, Corporate Finance is acting as independent (within the meaning of the Takeover rules for Nasdaq Stockholm and Nordic Growth Market NGM) financial advisor to the Independent Committee. Millicom is receiving financial advice from Goldman Sachs International and Morgan Stanley & Co. International plc. Davis Polk & Wardwell LLP, Nord Advokater, Advokatfirman Lindahl and Hogan Lovells (Luxembourg) LLP are providing legal advice to the Independent Committee and Millicom.

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For further information, please contact:

Press:	Investors:
Sofía Corral, Communications Director press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Additional Information

Millicom has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, which Millicom may amend and supplement from time to time. MILLICOM’S SHAREHOLDERS ARE ADVISED TO READ THE SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING FUTURE AMENDMENTS AND SUPPLEMENTS TO THE SCHEDULE 14D-9) FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE REVISED OFFERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a copy of the Schedule 14D-9, any future amendments and supplements thereto, as well as any other documents filed by Millicom in connection with the Revised Offers, free of charge at the SEC’s website at www.sec.gov and on Millicom’s website at https://www.millicom.com/investors/sec-filings. In addition, investors and Shareholders will be able to obtain free copies of these documents from Millicom by directing a request to Michel Morin, VP Investor Relations at investors@millicom.com.

Other Disclaimers

Morgan Stanley & Co. International plc (“Morgan Stanley”) and Goldman Sachs International (“Goldman Sachs”) are acting as financial advisors to Millicom and to no one else. Morgan Stanley and Goldman Sachs are authorised by the Prudential Regulation Authority (“PRA”) and regulated by the Financial Conduct Authority and the PRA. In connection with such matters, Morgan Stanley’s and Goldman Sachs’ and their respective affiliates’ respective directors, officers, employees and agents will not regard any other person as its client, nor will Morgan Stanley or Goldman Sachs be responsible to anyone other than Millicom for providing the protections afforded to their clients or for providing advice in connection with the matters described in this announcement or any matter referred to herein.